UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12014768

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46816

KW 3/21

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 19th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Maartens 212-407-5022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2012
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert Maartens, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/17/2012
Date

President
Title

CHRISTINE DODGE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DO6137694
Qualified in Westchester County
My Commission Expires December 05, 2013

Christine Dodge 2/17/12
Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2011

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Standard New York Securities, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 17, 2012
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

ASSETS		
Cash	$13,423,583	
Due from clearing broker	369	
Due from affiliates	2,565,578	
Deferred income taxes	1,516,424	
Other assets	62,886	
Total assets		$17,568,840

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliate	$1,201,381	
Accrued compensation and benefits	3,375,333	
Accrued expenses and other liabilities	230,928	
Total liabilities		$ 4,807,642
STOCKHOLDER'S EQUITY		
Common stock ($1 par value)		
5,000 shares authorized		
3,000 shares outstanding	3,000	
Paid in capital	6,156,937	
Retained earnings	6,601,261	
Total stockholder's equity		12,761,198
Total liabilities and stockholder's equity		$17,568,840

See Notes to financial statement

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company was established to introduce emerging market trading business to an affiliate and to expand the client base of this affiliate in North and South America. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the National Futures Association.

The Company is a wholly owned subsidiary of Standard New York, Inc. and an affiliate of Standard Americas, Inc. through common ownership, management and administrative staff. Standard New York, Inc. is a wholly owned subsidiary of SBIC Investments S.A. (Luxembourg), which is a majority owned subsidiary of Standard International Holdings S.A., and an indirect wholly owned subsidiary of the Standard Bank Investment Corporation Limited (Stanbic).

B. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

C. Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition. The Company's securities transactions are cleared through a financial institution on a fully disclosed basis.

D. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at

fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any changes in the liability is recognized in the statement of income. For shadow share options, the portion of the liability which is funded by an affiliated entity is credited to equity.

E. Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by its Parent with another affiliate. Under this group's tax sharing policy, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated group are remitted by the Affiliate to the taxing authorities on behalf of the consolidated entities. The Company reimburses the Affiliate for its allocated portion of the income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal and state taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2011, the Company did not record any liabilities for uncertain tax positions.

F. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DUE FROM CLEARING BROKER

Due from clearing broker consists of cash deposits with a financial institution.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Standard Bank PLC, an affiliated entity which, among other terms and conditions, provides that a portion of trading profits generated from certain transactions are allocated between the Company and the affiliate.

Standard International Holdings S.A. (SIH), an affiliated entity, has a cash-settled shadow share options based compensation plan. As a member entity of the Standard Bank Group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the shadow share options granted to selected employees to the performance of SIH. The Plan provides for participants to be rewarded in cash by reference to the growth in value of the shadow shares. The shadow share options have a ten year life and become fully vested after a five year term. Upon vesting and up until the expiration of the shadow share options, exercise may take place one month after the approval of specified financial results of Standard Bank Group with settlement occurring automatically on the earlier of the tenth anniversary of the award date or upon termination of employment. The statement of financial condition includes an accrued compensation liability of approximately $154,000 related to this plan. Paid in capital includes approximately $120,000 relating to SIH's capital contribution to fund the plan.

A limited number of employees have also been granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provides rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. These share options expire ten years after their grant date and become fully vested after a five year term. Paid in capital includes approximately $40,000 related to this plan.

The Standard Bank Group also has a cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. For 2011 awards, they vest one-

third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards occurs automatically during three scheduled dates beginning eighteen months after the award date and ending on the fourth anniversary of the award date. For all awards granted prior to 2011, the awards cliff vest at the end of a three year period and the exercise and payment of these awards occurs automatically on the fourth anniversary of the award date. Also, the awards will become fully vested and payable, subject to certain conditions, upon termination of employment. The plan also includes a discretionary option for an additional amount (kicker payment) to be paid subject to the terms specified in the agreement. The statement of financial condition includes an accrued compensation liability of approximately $3,221,000 related to this plan.

The following table summarizes activity under these share-based compensation plans

	Shadow Shares	SBG Share Options	Quanto Stock Units
Outstanding at January 1, 2011	269,703	10,000	22,260
Awarded/Issued			16,036
Leavers/Lapses and Transfers			(3,236)
Exercised			
Outstanding at December 31, 2011	269,703	10,000	35,060

There were no shadow shares granted or exercised during 2011. The outstanding shadow shares at December 31, 2011 expire through January 2017. As of December 31, 2011, all compensation cost related to unvested shadow shares has been recognized. The following table summarizes details related to unexercised shadow shares

Expiration Date	Exercise Periods	Shadow Share Options Price	Shadow Shares Outstanding at 12/31/11
1/1/2014	April & Sept. 2007 to 2013	$2.83	44,703
1/1/2015	April & Sept. 2008 to 2014	$2.20	50,000
1/1/2016	April & Sept. 2009 to 2015	$1.79	30,000
1/1/2017	April & Sept. 2010 to 2016	$1.99	145,000
			269,703

There were no SBG share options granted during the year. The outstanding SBG share options at December 31, 2011 expire during the year ending December 31, 2016. As of December 31, 2011, all compensation cost related to unvested SBG share options has been recognized. The following table summarizes details related to unexercised SBG share options

Expiration Date	SBG Share Options Price Range	SBG Share Options Outstanding at 12/31/11
Year Ending 12/31/2016	\$11.99 - \$12.22	10,000

The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2011
January 2008	January 2012	\$92.00	5,707
March 2009	March 2013	\$62.39	6,550
February 2010	February 2014	\$114.97	7,223
February 2011	February 2015	\$98.80	15,580
			35,060

As of December 31, 2011, approximately \$1,376,000 of compensation cost related to the unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period.

Due from affiliates of \$2,565,578 as of December 31, 2011 consists of \$2,411,623 due from Standard Bank PLC and \$153,955 due from other affiliates.

In the normal course of business, Standard Americas, Inc., an affiliated entity, pays certain expenses on behalf of the Company and the Company reimburses this affiliate for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which Standard Americas, Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2011, the due to affiliate balance of \$1,201,381 represents amounts due to this affiliate for reimbursement of all of the above items.

NOTE 4 - EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $314,000 to the plan in 2011.

NOTE 5 - INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Compensation, including $83,273 for unexercised share options	$1,599,697
Less valuation allowance for unexercised share options	(83,273)
Total deferred income tax asset	$1,516,424

In February 2011, the Company's Parent and Standard Bank PLC entered into an Advance Pricing Agreement (APA) with the Internal Revenue Service (IRS). The agreement applies to taxable years ending December 31, 2003 through December 31, 2013 and it covers the transfer pricing methodologies for certain specified transactions entered into between the Company and this affiliate. Pursuant to the terms of the agreement, the Company's parent filed amended Federal, state and local income tax returns covering the years ended 2005 through 2009 and also made a permanent difference adjustment to its 2010 taxable income for the final agreed upon transfer pricing methodologies.

The Company is included in consolidated tax returns filed by its Parent in the U.S. Federal jurisdiction and state and local jurisdictions. These consolidated tax returns are subject to tax examinations from the U.S. Federal taxing authority for the years 2009 through 2011 and from the state and local taxing authorities for the years 2008 through 2011.

NOTE 6 - CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the

maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $9,582,937 which was $9,262,427 in excess of its required minimum net capital. Also, the Company's ratio of aggregate indebtedness to net capital was .50 to 1 at December 31, 2011.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 17, 2012, the date the statement of financial condition was available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of Standard New York Securities, Inc. as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 17, 2012
Livingston, New Jersey